UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Thompson, Richard L.
   2311 E. Tanglewood Ln.


   Peoria, IL  61614
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share       08/29/00    M        5,400.00      A  $7.5267                     D  Direct
Common Stock, par value $0.01 per share       08/29/00    J (1)    5,400.00      D  $13.4000                    D  Direct
Common Stock, par value $0.01 per share       08/30/00    M        16,830.00     A  $7.2800                     D  Direct
Common Stock, par value $0.01 per share       08/30/00    M        23,500.00     A  $7.5267                     D  Direct
Common Stock, par value $0.01 per share       08/30/00    J (1)    23,500.00     D  $13.4447                    D  Direct
Common Stock, par value $0.01 per share       08/31/00    M        14,700.00     A  $7.5267                     D  Direct
Common Stock, par value $0.01 per share       08/31/00    J (1)    14,700.00     D  $13.5245                    D  Direct
Common Stock, par value $0.01 per share       08/31/00    M (2)     23,720.00    A  $7.5300      70,069.00      D  Direct

Table II (PART 1) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $7.2800         08/30/00       M                          16,830.00        12/08/95     12/08/05
(right to buy)
Non-Qualified Stock Option     $7.5300         08/29/00       M                          5,400.00         12/09/94     12/09/04
(right to buy)
Non-Qualified Stock Option     $7.5300         08/30/00       M                          23,500.00        12/09/94     12/09/04
(right to buy)
Non-Qualified Stock Option     $7.5300         08/31/00       M                          14,700.00        12/09/94     12/09/04
(right to buy)
Non-Qualified Stock Option     $7.5300         08/31/00       M                          23,720.00        12/09/94     12/09/04
(right to buy)

Table II (PART 2) Derivative  Securities Acquired,  Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     08/30/00  Common Stock, par value $0.01  16,830.00                 0.00          D   Direct
(right to buy)                           per share
Non-Qualified Stock Option     08/29/00  Common Stock, par value $0.01  5,400.00                                D   Direct
(right to buy)                           per share
Non-Qualified Stock Option     08/30/00  Common Stock, par value $0.01  23,500.00                               D   Direct
(right to buy)                           per share
Non-Qualified Stock Option     08/31/00  Common Stock, par value $0.01  14,700.00                               D   Direct
(right to buy)                           per share
Non-Qualified Stock Option     08/31/00  Common Stock, par value $0.01  23,720.00                 0.00          D   Direct
(right to buy)                           per share

Explanation of Responses:

(1)
Shares sold to cover the option exercise price, commission, margin interest and any applicable taxes foir exercise of 67,320 shares. (2) Purchase of remaining shares after sale of shares for option exercise price, commission, margin interest and any applicable taxes.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: Richard L. Thompson
DATE 09/06/00